Deutsche Bank Accelerating value creation Investor Relations Investor Deep Dive 2025 November 17, 2025 Exhibit 99.8

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 2 Invest to grow Discipline and focus Optimize capital deployment

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram Taking the next step 3 FUTURE PRESENT PAST Mid-term Accelerating value creation Long-term The European Champion Near-term Invest to grow 2028+2018 - 2022 2026 - 20282023 - 2025 Note: for footnotes and glossary on abbreviations refer to slides 31 and 32 as well as 33 respectively

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 4 Accelerating value creation with full focus on SVA Financial resilience Maintain strong capital position with CET1 ratio 13.5-14.0%2 as well as robust leverage ratio and liquidity position >13% Strict capital discipline +100bps Revenue/RWA1 ratio uplift 2025-2028 Scalable operating model <60% Cost/income ratio in 2028 Focused growth >5% Group revenue CAGR 2025-2028 Long-term vision anchored in client-centric purpose and strong culture inRoTE 2028

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 5 Unlocking shareholder value across divisions Global Hausbank Focused growth Strict capital discipline Scalable operating model RoTE 2028 ambition Investment Bank ▪ Reposition IBCM franchise towards capital-light strategic advisory products ▪ Enhance world-class FIC franchise through selective investments >14% Asset Management ▪ Scale European Infrastructure Business and build-out Private Credit ▪ Expand Xtrackers platform and scale digital distribution channels >40% Corporate Bank ▪ Leverage global network capabilities to drive growth ▪ Tech-led transformation and capital optimization drive scalability >20% Private Bank ▪ Scale Wealth Management franchise ▪ Transform and grow Personal Banking >18%

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 6 Consistent improvement in financial performance CIR in % >10 2025 FC 2026 2027 >13 2028 <65 2025 FC 2026 2027 <60 2028 32 2025 FC 2026 2027 ~37 2028 Net revenues in € bn RoTE in % Continued revenue momentum Delivering ~6% operating leverage in 2028 Increased profitability unlocks shareholder value >5ppts>5% CAGR >3ppts

Focused growth

Focused growth to drive revenue momentum

Net revenues
in € bn


>5% CAGR
32
~37
~8%
CAGR
2025 FC
2028
Revenues from focused growth areas[1]

Incremental net revenues[2]
in € bn


~5.0
2025-2028
Private Bank
Corporate Bank
Asset Management
Investment Bank

NII contribution[2,3]
in € bn


~2.3
5% CAGR
2025-2028

Net commission and fee income contribution[2]
in € bn


~2.6
7% CAGR
2025-2028

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 7

Focused growth

Expected uplift from NII

Net interest income across key banking book segments[1] and other funding in € bn


~13.5
~16
2025 FC
Hedge rollover
Growth in loans and deposits
Other funding effects
2028

- Net interest income expected to contribute ~€ 2.3bn to revenue growth by 2028
- Rollover of existing long-term hedges at higher rates to contribute ~€ 1.2bn[2] to NII growth
- Investments into banking book businesses support further loans and deposit growth
- Reduced funding costs in our trading businesses from term funding optimization

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 8

Scalable operating model

Disciplined investing and effective cost control


Cost/income ratio
in %
<65
<60
Noninterest expenses
in € bn
2% CAGR
20.6
~1.5
~(2.0)
~1.8
~22
2025 FC
Incremental investments¹
Operating efficiencies²
Vol.-related growth & inflation
2028

- Investment focus shifts from foundational enhancements to forward-looking capabilities
- Operating efficiencies more than offset investments and part of inflation
- Volume-related growth aligned to revenue trajectory
- Incremental investments support delivery of cost/income ratio of <60% in 2028

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 9

Scalable operating model

2026 investments to fuel the next step


Cost/income ratio
in %
<65
<65
Noninterest expenses
in € bn
3% YoYΔ
20.6
~0.3
~0.6
~(0.6)
~21
2025 FC
Tech & AI
Business-led
Incremental investments[1]
Operating efficiencies[2]
Vol.-related growth & inflation
2026

- Stable cost/income ratio despite investments in 2026
- Tech and AI drive efficiency gains and scalable operating model
- Investments set to deliver operating efficiencies as early as 2026
- Stable cost base, excluding business-led investments

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 10

Scalable operating model

Incremental investments to support efficiencies and growth

Incremental investments[1]
Cumulative over 3 years, in € bn


~1.5

~€ 0.9bn
in 2026

- ~70% of non-tech investments geared towards PB and CB
- Incremental tech investments are on top of current annual ~€ 2bn CtB cash spend

Operating efficiencies[2]
Cumulative over 3 years, in € bn


~2.0

~€ 0.6bn
in 2026

- Even delivery throughout planning horizon
- Driven by process re-engineering and build-out of modern core banking architecture

Incr. revenues by 2028
Cumulative over 3 years, in € bn


>3.0

~€ 0.9bn
in 2026

- ~70% of cumulative revenue uplift from the PB and CB
- Benefits visible as early as 2026 and accelerating through 2028

Private Bank | Corporate Bank | Investment Bank | Tech | Infrastructure

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 11

Strict capital discipline

SVA guiding principle to drive optimized capital usage



Risk-weighted assets
in € bn
~2.5% CAGR
~355
~385
Net business growth
2025 FC
Balance sheet management
Business growth[1]
FRTB
2028

Balance sheet management

- Re-deployment of financial resources into focus portfolios
- Selected exits of sub-scale offerings and geographies

Business growth

- Focused growth in capital-accretive business units
- Revenue-driven increase in operational risk RWA

Regulatory

- FRTB go-live impact still included in 2027
- No impact from CRR output floor until 2030[2]

Capital supply focus

- Minimize capital impact from ELSF deductions
- DTA deductions to reduce from continued profitability

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 12

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram SVA guiding principle to improve balance sheet velocity 13 +400bps Group Focused growth areas 2025 FC 2028 2025 FC 2028 +100bps +250bps on reported basis Managing net RWA growth ▪ Focus RWA growth on SVA-positive businesses ▪ Incentivize self-financing growth through re-deployment Asset rotation ▪ Expand SRT platforms to further asset classes and target 25% of additional capital relief until 2028 ▪ Create investment opportunities for capital-intensive assets Pricing discipline ▪ Enforce value-accretive pricing by using adequate hurdle rates ▪ Incentivize multi-product client relationships RWA profitability ▪ Efficiency measures support delivery of Rev/RWA1 by +100bps ▪ Uplift mainly driven by the focused growth areas Revenue/RWA1 ratio in % Strict capital discipline

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 14 SVA guiding principle to deliver higher shareholder returns 10-13% hurdle>13% hurdle <10% hurdle Disciplined application of capital productivity levers to result in >70% of capital in areas exceeding business hurdles, up from ~40% in 2025 Equity allocation and return on tangible equity by business unit1,2 2025 FC 2028 Strict capital discipline

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram Maintaining financial resilience 15 Strong capital position ▪ Strong organic capital generation ▪ Preservation of robust CET1 ratio with strong buffers throughout Sound liquidity profile ▪ Ample liquidity reserves growing in line with business expansion ▪ High-quality funding base anchored by German retail deposits Robust risk management ▪ Continued strict underwriting standards ▪ Normalized CLP run rate of ~30bps expected1 Financial resilience

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 16 Optimized capital deployment Preserve capital and liquidity buffers through macroeconomic cycles Pursue inorganic opportunities only if strict strategic, financial & cultural criteria are met Increase shareholder rewards across both dividends and share buybacks Invest in high-value, accretive business growth

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 17 2025 FC 2026-2028 50% 60%Ordinary distributions1 Payout ratio2 Dividend per share € 1.00 Continuous growth Discretion to deploy and distribute excess capital when CET1 ratio sustainably >14% Extraordinary distributions1 Usage of excess capital Tangible book value per share Continuously growing TBVpS3 ~€ 30 >20% increase4 Increasing ordinary distributions to 60%

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 18 Further RoTE upside from our >13% target CapitalRevenue Cost Structural reforms following German fiscal stimulus ▪ Accelerated loan growth and increased capital markets activity ▪ Increasing private sector investments Further & faster evolution of AI ▪ Leaner, AI-augmented workforce via managed attrition strategy ▪ Deepened client relationships by embedding AI in go-to-market proposition Savings and Investments Union ▪ Accelerated demand for investment solutions drive higher fee income, client flows and AuM ▪ Simplification of securitization framework enables incremental balance sheet velocity Regulatory environment conducive to growth ▪ Simplification of prudential regulatory, supervisory and reporting frameworks ▪ Recalibrated capital buffers, FRTB delay and potential extension of transitional arrangements

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 19 Our targets and objectives for 2028 <60% Cost/income ratio >13% RoTE 13.5-14.0% CET1 ratio operating range1 Financial targets Capital objectives 60% Payout ratio Excess capital +

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 20

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 21 Appendix

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 22 Steady NII growth from long-term hedge portfolio ▪ Average hedge duration of ~4-5 years ▪ Current deposit hedge portfolio stands at ~€ 200bn but will change over time as a function of the evolution of the deposit portfolio ▪ Continuous growth results from hedge strategy; significant portion already locked in ▪ Structural NII benefit from growing hedge contribution over the planning horizon 2.5 Avg. yield, in % 2021 1.9% 2022 3.0% 2023 2.5% 2024 2.6% 0.6% 2.9 0.0 2025 2.7% 0.3% 3.1 0.3 2026 2.9% 1.0% 3.1 0.7 2027 3.0% 1.4% 2.8 1.3 2028 3.1% 1.0% 2.4 2.0 2029 3.2% 0.7% 2.1 0.0% 2030 1.3 1.0 1.8 2.4 2.8 3.4 3.9 4.1 4.5 4.9 2.9 0.8 0.6 0.9 1.2 1.5 1.7 1.9 2.1 2.2 Illustrative EUR roll-over benefit 10y EUR swap Yield of maturing EUR hedges Locked-in Roll-over Income from long-term hedge portfolio1 in € bn, unless stated otherwise %

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 23 ~(10) ~25 ~50 ~95 EUR ~5 ~15 ~20 ~30 ~5 ~25 ~25 ~30 USD Other ~(0) ~5 2025 ~65 ~(60) 2026 ~95 ~(100) 2027 ~155 ~(150) 2028 +25bps shift in yield curve -25bps shift in yield curve Net interest income sensitivity1 in € m Breakdown of sensitivity by currency for +25bps shift in yield curve in € m 2025 2026 2027 2028 2025 2026 2027 2028 2025 2026 2027 2028 Limited NII sensitivity – hypothetical +/-25bps shift in yield curve

Robust underlying growth in loans and deposits


Loans
in € bn
~2% CAGR
~485
~520
2025 FC
2028


Deposits
in € bn
~5% CAGR
~670
~765
2025 FC
2028
Corporate Bank
Investment Bank
Private Bank

Value-accretive pricing discipline and changes in portfolio mix drive targeted loan growth

- Corporate Bank to benefit from infrastructure and defence initiatives
- FIC Financing to benefit from loan opportunities in asset-backed financing across America and Europe
- Private Bank rebalancing loans from Personal Banking to Wealth Management

Steady growth in franchise deposits enabling a restricted issuance plan

- Strong growth in leading German retail deposit franchise
- Investments in Corporate Bank franchise leading to stable corporate deposit growth

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 24

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 25 ~€ 1.5bn incremental investments ~€ 1.0bn Business-led investments ▪ Scale Wealth Management through top-talent hiring focused on Germany, Italy, UK, Middle East and Asia ▪ Broaden client footprint and develop new client solutions in Corporate Bank ▪ Expand IBCM capabilities across select geographies and target sectors Incremental spend ~€ 0.5bn Tech investments ▪ Roll out modern and scalable core banking platform for Private Bank while upgrading multi-channel advisory ▪ Digitize and automate processes to enhance digital capabilities for Corporate Bank and Investment Bank ▪ Implement AI productivity tools across the franchise

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 26 ~€ 2.0bn of operating efficiencies Operating efficiencies ~€ 1.0bn Business-led F2B optimization ▪ Service-model digitization and build of modern core banking architecture ▪ Front-to-back optimization of the target operating model ~€ 0.4bnIT transformation ▪ Simplification of technology infrastructure including cloud and AI adoption ▪ Modernization of end-user technology and global IT service management ~€ 0.6bn Infrastructure-led process optimization ▪ Implementation of strategic transaction monitoring process ▪ Optimization of infrastructure processes and real estate footprint

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 27 Normalized CLP run rate of ~30bps 0 10 20 30 40 2015-2019 2020-2022 2023-2025 2026-2028 Ø20 Ø26 Ø35 ~30 Targeted run rate ▪ € 56bn1 of notional hedges2 to mitigate single name risks to rating-based thresholds ▪ Diligent portfolio steering to manage risk across country, industry, asset class and single names ▪ Targeted loan growth underpinned by strong underwriting discipline ▪ Lower CLP run rate supported by improved economic outlook for Germany, normalized CRE- related losses and wider portfolio composition Provision for credit losses in bps

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 28 Corporate & Other with range-bound impact ▪ C&O will continue to house central and funding impacts ▪ Valuation and timing differences will continue to be impacted by market moves, resulting in lower but still positive contribution ▪ Pre-tax loss expected to remain broadly stable at ~€ 0.2bn per quarter ▪ Continued focused delivery on portfolio simplification and reduction of legacy risks ▪ C&O continues to carry costs for group-wide infrastructure functions classified as ‘shareholder expenses’

Better returns on stable capital allocation


Average tangible shareholders' equity
in € bn
~59
~19%
~39%
~24%
~4%
~14%
2025 FC
~66
~18%
~38%
~20%
~3%
~21%
2028
Corporate Bank
Investment Bank
Private Bank
Asset Management
Corporate & Other

- Disciplined capital allocation maintained through planning horizon
- Improved divisional RoTE profiles on broadly unchanged capital allocation
- Capital allocation to operating businesses remains relatively constant; reduction in Private Bank allocation reflecting an optimized balance sheet profile
- Increase in C&O reflecting higher accrued equity for increased capital distributions and excess capital
- Increase of average tangible equity by 4% CAGR post capital distribution driven by increased profitability

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 29

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 30 Key macro assumptions1 underpinning planning 2025 FC 2026 2027 2028 0.2 1.2 1.7 1.2 Germany Eurozone Global 1.1% 1.1% 1.5% 2.5% 2.1% 2.3% ECB deposit rate2 Expected YoY real GDP growth in % 1.3% 2.2% 2.00% 2.00% 2.25% 2.50% Broad economic momentum in Germany ▪ German economy expected to stabilize and grow by 1.2% in 2026 and 1.7% in 2027 ▪ Impact from fiscal expansion 2025-2028 expected to ramp up gradually Reforms to secure competitiveness in Europe ▪ EMU GDP expected to grow by 1.1% in 2025 and 2026, 1.5% in 2027 ▪ Europe to seize opportunities while aiming to close gaps in technology and defense to US and China Learning to live with global uncertainty ▪ Global economic growth expected to slow to 2.2% by 2028 as the growth cycle in China matures ▪ US economy to benefit from technology and AI–led investments, balancing political uncertainty

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 31 Footnotes (1/2) Slide 12 – SVA guiding principle to drive optimized capital usage 1. Includes € 11bn of higher operational risk RWA driven by higher revenues 2. Output floor (OF) mitigation expected to delay OF becoming binding to at least Jan 1, 2030 Slide 13 – SVA guiding principle to improve balance sheet velocity 1. RWA excluding operational risk RWA; ~€ 64bn operational risk RWA in 2025 and ~€ 75bn in 2028 Slide 14 – SVA guiding principle to deliver higher shareholder returns 1. Relative area sizing represents average tangible shareholders’ equity 2. Impact from Corporate & Other excluded Slide 15 – Maintaining financial resilience 1. See slide 27 for further details on CLP Slide 17 – Increasing ordinary distributions to 60% 1. Distributions to shareholders are subject to corporate decisions, shareholder authorization, meeting German corporate law requirements, and in the case of share buybacks additionally require prior supervisory approval 2. Payout ratio is defined as ordinary distributions (i.e. common share dividends paid and share buybacks for cancellation executed) in relation to prior period net income attributable to Deutsche Bank shareholders 3. Tangible book value per basic share outstanding; € 30.17 as of September 30, 2025 4. Increase between 2025 and 2028 Slide 19 – Our targets and objectives for 2028 1. With 200 basis points distance to the Maximum Distributable Amount (MDA) threshold as a floor Slide 22 – Steady NII growth from long-term hedge portfolio 1. Excluding equity; based on market-implied forward rates as of September 30, 2025 Note: throughout this presentation, figures are rounded and totals may not sum due to rounding differences and percentages may not precisely reflect the absolute figures; forward-looking financials are based on 2025 Forecast and 2026 to 2028 Plan based on September 2025 FX rates, if not stated otherwise; performance indicators 2025-2028 refer to FY 2026, FY 2027 and FY 2028 Slide 4 – Accelerating value creation with full focus on SVA 1. RWA excluding operational risk RWA 2. With 200 basis points distance to the Maximum Distributable Amount (MDA) threshold as a floor Slide 7 – Focused growth to drive revenue momentum 1. Includes select Business Units across Private Bank, Asset Management, Corporate Bank and the Investment Bank which have been grouped under Asset Gathering, Payments and Servicing and Advisory 2. Corporate & Other not shown 3. NII across key banking book segments and other funding Slide 8 – Expected uplift from NII 1. Key banking book segments are defined as Deutsche Bank business segments for which net interest income from banking book activities represent a material part of the overall revenue; excludes NII driven by accounting asymmetries 2. Based on market-implied forward rates as of September 30, 2025 Slide 9 – Disciplined investing and effective cost control 1. See slides 11 and 25 for details 2. See slides 11 and 26 for details Slide 10 – 2026 investments to fuel the next step 1. See slides 11 and 25 for details 2. See slides 11 and 26 for details Slide 11 – Incremental investments to support efficiencies and growth 1. See slide 25 for details 2. See slide 26 for details

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 32 Footnotes (2/2) Slide 23 – Limited NII sensitivity – hypothetical +/-25bps shift in yield curve 1. Based on balance sheet per August 31, 2025, vs. market-implied forward rates as of September 30, 2025 Slide 27 – Normalized CLP run rate of ~30bps 1. As of end of September, 2025 2. Across Credit Default Swaps and Collateralized Loan Obligations Slide 30 – Key macro assumptions underpinning planning 1. Based on consensus forecasts from Bloomberg Finance L.P. as per July 19, 2025 2. Policy rates as per August 19, 2025

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 33 Glossary AI Artificial Intelligence AuM Assets under Management Avg. Average Bps Basis points C&O Corporate & Other CAGR Compound annual growth rate CB Corporate Bank CET1 ratio Common equity tier 1 ratio CIR Cost/income ratio CLP Provision for credit losses CRE Commercial real estate CRR Capital Requirements Regulation CtB Change the bank DTA Deferred tax asset ECB European Central Bank ELSF Expected loss shortfall EMU European Monetary Union ETF Exchange Traded Funds F2B Front-to-back FC Forecast FIC Fixed Income & Currencies FRTB Fundamental Review of the Trading Book FX Foreign Exchange GDP Gross domestic product IBCM Investment Banking & Capital Markets Incr. Incremental NII Net interest income PB Private Bank Ppts Percentage points Rev Revenues RWA Risk-weighted assets RoTE Post-tax return on average tangible shareholders’ equity SRT Significant risk transfer SVA Shareholder value add TBVpS Tangible book value per basic share outstanding Tech Technology Vol.-related Volume-related YoY Year-on-year Δ Delta Ø Average

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 34 Speaker biography – Raja Akram Raja Akram is the designated Chief Financial Officer and joined the bank in October 2025. He will join the Management Board in January 2026. Akram joins from Morgan Stanley where he served as Deputy Chief Financial Officer since 2020. He was also a member of the firm’s management committee and served on the supervisory board of Morgan Stanley Europe Holding Group. From 2006 to 2020, he worked for Citigroup, holding leadership positions in Finance across multiple geographies and businesses and also served as the Chief Accounting Officer and Global Controller.

Deutsche Bank Investor Deep Dive 2025 Accelerating value creation, Raja Akram 35 Cautionary statements Forward-Looking Statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our most recent SEC Form 20-F. Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com Non-IFRS Financial Measures This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation not provided herein, please refer to the Financial Data Supplement which is available at investor-relations.db.com. When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure. For the comparative figures and ratios provided in this presentation, as well as their respective reconciliations, please refer to the published reports for the relevant reporting periods ESG Classification Sustainable financing and ESG investment activities are defined in the “Sustainable Finance Framework” and “Deutsche Bank ESG Investments Framework” which are available at investor-relations.db.com. Given the cumulative definition of the sustainable financing and ESG investment target, in cases where validation against the Frameworks cannot be completed before the end of the reporting quarter, volumes are disclosed upon completion of the validation in subsequent quarters. For details on ESG product classification of DWS, please refer to the section “Sustainability in Our Product Suite and Investment Approach – Our Product Suite” in DWS Annual Report 2024